NBT Bancorp Inc. & BSB Bancorp, Inc.

                                Merger of Equals

                                 April 20, 2000










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Forward Looking Statement
-------------------------

This presentation contains statements regarding NBT Bancorp Inc. and BSB Bancorp, Inc. following the completion of the merger of equals discussed herein, including strategies, plans and objectives, as well as estimates and statements based on underlying estimates of future financial condition, performance and operating efficiencies on a pro forma basis and cost savings and revenue enhancements and accretion to reported earnings that will be realized from the merger.

These statements and estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. A variety of factors could cause actual results and experience to differ materially from forward-looking statements.

Factors that might cause such a difference include, but are not limited to, risks and uncertainties related to the consummation of the merger, including the realization of the level of revenues following the merger; integration costs or difficulties; competition from both financial and non-financial institutions; changes in interest rates, deposit flows, loan demand and accounting principles, policies or guidelines; the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond the control of NBT or BSB; and other economic, competitive, governmental, regulatory and technological factors affecting NBT or BSB or the combined institution specifically or the banking industry or economy generally.

Neither NBT or BSB assumes any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statement.

This document does not constitute an offer of any securities for sale. Before making any decision with respect to the proposed merger, NBT and BSB stockholders will be provided with a joint proxy statement/prospectus which will be included in the registration statement to be filed with the Securities and Exchange Commission by NBT. All such stockholders should read that registration statement, including the proxy statement, before making any investment decision.


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PRESENTERS
----------

Daryl R. Forsythe - Chairman President and CEO of NBT Bancorp Inc. Thomas L. Thorn - Acting President and CEO of BSB Bancorp, Inc.
Michael J. Chewens - CFO of NBT Bancorp Inc.
Rexford C. Decker - CFO of BSB Bancorp, Inc.

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                               Transaction Summary

 Fixed Exchange Ratio:                   2.00 NBTB shares for each share of BSBN
 Exchange Rationale:                            Ownership for Earnings Basis
 Transaction Value at Announcement: (1)                 $251 million
 Accounting:                                     Pooling / Tax Free Exchange
 Due Diligence:                                          Completed
 Anticipated Expense Reduction:                     $7.4 million annually
 Expected Closing:                                  Fourth Quarter of 2000



(1) Based on NBT's April 19, 2000 closing price of $12.00


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Transaction Summary (continued)

 Holding Company Name:                        To Be Determined
 Bank Name:                                   To Be Determined
 Principal Office:                             Binghamton, NY
 Board of Directors: (1)          7 from BSB and 8 from NBT including 2 from the
                                        company's Pennsylvania subsidiary
 Chairman & CEO:                               Daryl R. Forsythe
 Estimated Merger Charge:                  $15 to 18 million pre-tax
 Cross-Options:                               19.9% priced at market
 Price Protection:                                  None

(1) Provided NBT's pending transaction with Pioneer American closes.


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Transaction Rationale

o Exchange ratio was based upon estimated contributions to earnings in future periods by the two participants. (excluding non-recurring charges)

o Expected to be accretive to earnings per share for all participants during 2001

0 Improves shareholder liquidity with projected total shares outstanding of 44.9 million

o Creates a more visible entity with proforma assets of $4.6 billion which should attract increased analyst coverage and increased interest of institutional investors

o        Leverages strong competitive positions in adjacent markets

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Cost Saving Analysis

Non Interest Expense                            (In Millions)
--------------------                            -------------
Salary & Benefits                                   $2.9
Occupancy Expense                                    0.3
Professional Fees / Outside Svcs.                    2.8
IS and Communications                                0.2
Other Operating Expenses                             1.2
                                                     ---
         Total                                      $7.4


Note: Full phase in expected in 2001.


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EPS Analysis of Cost Saves

Estimated cost saves of $7.4 million will generate approximately $0.10 per share(1) accretion once the cost saves have been fully implemented in 2001.

(1) Utilizes 44.9 million shares and an effective tax rate of 38%.


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Pro Forma Balance Sheet (in thousands)
--------------------------------------
Data as of December 31, 1999

                                                                    Pro forma
                         NBT (1)         BSB                        Combined
                         -------         ---                        --------

Total Assets            2,378,408        2,240,948                  4,619,356
Securities                747,399          401,723                  1,149,122
Loans                   1,463,217        1,722,252                  3,185,469
Total Deposits          1,777,091        1,901,204                  3,678,295
Total Equity              189,763          154,493                    344,166

Shares Outstanding                                               44.9 million

(1) Includes pending acquisition of Pioneer American Holding Company.


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Financial Ratios
----------------
Based on annualized 4th qtr 1999 results

                                                              Proforma
                             NBT          BSB                 Combined
                             ---          ---                 --------
ROAA                          1.17       1.10                    1.13
ROAE                         12.56      15.26                   14.08
NIM                           4.82       4.23                    4.46
Efficiency Ratio             56.83      41.38                   47.66
Leverage Ratio                9.50       7.85                    8.47


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Overview of Combined Market Area
--------------------------------

o        102 total branches serving 19 counties in 2 states
o Commanding market presence in eight counties as measured by a deposit share rank of 1, 2, or 3
o        Leading deposit share in Binghamton and Norwich.
o        Growing presence in the Syracuse and Scranton markets


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                              [MAP OF MARKET AREA]





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Deposit Share and Rank by County
--------------------------------

County, State                 Deposit             Rank
================================================================================
Broome, NY                    56.5%               1
--------------------------------------------------------------------------------
Chemung, NY                   5.1%                6
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Chenango, NY                  84.4%               1
--------------------------------------------------------------------------------
Clinton, NY                   9.8%                4
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Delaware, NY                  33.9%               1
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Essex, NY                     25.0%               2
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Fulton, NY                    11.1%               4
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Montgomery, NY                2.0%                6
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Oneida, NY                    5.3%                6
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Onondaga, NY                  4.7%                7
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Otsego, NY                    1.6%                7
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Oswego, NY                    0.4%                11
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Tioga, NY                     21.2%               2
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Lackawanna, PA                11.5%               3
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Luzerne, PA                   0.9%                16
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Monroe, PA                    3.2%                6
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Pike, PA                      18.6%               3
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Wayne, PA                     17.9%               3
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Wyoming,PA                    0.6%                6
================================================================================


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Summary of One Time Expenses



Charges                                     (In Millions)
---------                                   -------------
Professional Fees                                $7 to 8
Severance                                              3
Data Processing                                   3 to 5
Other                                                   2
                                                 -------
Total                                         $15 to $18


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Reasons to Invest in the New Company


o    Expected to be  accretive  to EPS in first full year
o    Similar  corporate cultures that will be easily integrated
o    Increased operating efficiencies
o    Building on each other's strength through cross selling opportunities


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